Exhibit 99.1

China Metro-Rural Holdings Limited

FOR IMMEDIATE RELEASE

CNR’s Private Placement

NEW YORK - (MARKETWIRE) — August 16, 2011 — China Metro-Rural Holdings Limited (NYSE Amex: CNR) is pleased to announce the closing of a private placement of 5,900,000 units of CNR at an offering price of US$2.50 per unit (the “Unit Placement”). Each unit consists of one ordinary share of CNR and one warrant to purchase one ordinary share of CNR at an exercise price of US$2.87. The Unit Placement was conducted pursuant to Regulation S and involved one strategic investor, Zhong Ying Limited (“Zhong Ying”).

Arthur Lee, CFO of CNR states: “Our relationship with Zhong Ying is a collaboration which aims for a synergy between CNR and Zhong Ying so that both parties can reap the benefits from an alliance that would exceed those of individual efforts.” He continues: “The capital infusion by Zhong Ying will enhance the capital structure of CNR and the proceeds of the Unit Placement will be used for the acquisition of land use rights for Dezhou Project and general working capital.”

ABOUT CHINA METRO-RURAL HOLDINGS LIMITED

China Metro-Rural Holdings Limited is one of the leading developers and operators of large scale, integrated agricultural logistics and trade centers in Northeast China that facilitate a relationship between sellers and buyers of agricultural commodities and small appliances, provide relevant physical platform and timely marketing information and intelligence, provide a transparent and competitive market price discovery mechanism and provide infrastructure to enhance the living standards of those from the rural area.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which are, by their nature, subject to risks and uncertainties. This Act provides a “safe harbor” for forward-looking statements to encourage companies to provide prospective information about themselves so long as they identify these statements as forward-looking and provide meaningful cautionary statements identifying important factors that could cause actual results to differ from the projected results. All statements, including statements regarding industry prospects and future results of operations or financial position, made in this press release are forward looking.

Words such as “continue”, “consider”, “probably”, “will”, “strive” and similar expressions may identify forward-looking statements. These forward-looking statements include, without limitation, statements relating to: the Company’s future performance, the Company’s expansion efforts, the state of economic conditions, the Company’s market and the governmental policy. These forward-looking statements are based on assumptions and analyses made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors the Company believes to be appropriate in particular circumstances. However, whether actual results and developments will meet the Company’s expectations and predictions depends on a number of known and unknown risks and uncertainties and other factors, any or all of which could cause actual results, performance or achievements to differ materially from the Company’s expectations, whether expressed or implied by such forward-looking statements.

CONTACT:

China Metro-Rural Holdings Limited— Investor Relations Department

Phone: (852) 2111 3815

E-mail: ir@chinametrorural.com